EXHIBIT 12.1
BROADVIEW NETWORKS HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Pro Forma
	Six Months					Ten Months	Two Months
	Ended			Year Ended	Year Ended	Ended	Ended	Year Ended	Year Ended
	June 30,	Six Months Ended June 30,		December 31,	December 31,	December 31,	February 29,	December 31,	December 31,

	2007	2007	2006	2006	2005	2004	2004	2003	2002

Earnings:
Income (loss) from operations	$(39,185)	$(29,129)	$(17,738)	$(41,251)	$(38,928)	$(13,081)	$(783)	$9,113	$2,971
Interest charges	19,000	15,227	10,033	25,463	17,842	3,399	704	3,033	2,808
Interest factor of operating rents (1)	1,986	1,772	1,155	2,542	2,341	524	121	360	297

Total Earnings (loss)	(18,199)	(12,130)	(6,550)	(13,246)	(18,745)	(9,158)	42	12,506	6,076

Fixed charges:
Interest charges	19,000	15,227	10,033	25,463	17,842	3,399	704	3,033	2,808
Interest factor of operating rents (1)	1,986	1,772	1,155	2,542	2,341	524	121	360	297

Total fixed charges	20,986	16,999	11,188	28,005	20,183	3,923	825	3,393	3,105

Ratio of earnings to fixed charges	—	—	—	—	—	—	—	3.69	1.96

Deficiency	$(39,185)	$(29,129)	$(17,738)	$(41,251)	$(38,928)	$(13,081)	$(783)	$—	$—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.